The Resolutions of the Extraordinary General Meeting of Shareholders

KT Corporation’s extraordinary meeting of shareholders was held on Friday, August 19, 2005, at the following place:

2nd Floor, Lecture Hall, New Business Planning Group Headquarter, 17, Woomyeon-dong, Seocho-gu, Seoul, Korea

The shareholders of KT Corporation have approved the following matters as originally proposed:

1. Election of the Representative Director
2. Amendment of the Articles of Incorporation
3. Election of the directors
4. Approval of the management contract

The original proposals were publicly filed to the Securities and Exchange Commission on July 25, 2005.